UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c),
AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 6)*

HYTHIAM INC.
(Name of Issuer)

Common Stock, $.0001 par value per share
(Title of Class of Securities)

44919 F 10 4
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44919F 10 4	13G	Page 2 of 8 Pages
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Knoll Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
Joint Filer
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,832,849
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 3,832,849
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,832,849
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 44919F 10 4	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fred Knoll
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
Joint Filer
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,832,849
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 3,832,849
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,832,849
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 44919F 10 4	13G	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Europa International, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
Joint Filer
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,623,565
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 3,623,565
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,623,565
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 44919F 10 4	13G	Page 5 of 8 Pages

Item 1(a).	Name of Issuer

Hythiam Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

11150 Santa Monica Boulevard, Suite 1500, Los Angeles, CA  90025

Item 2(a).	Name of Persons Filing

Knoll Capital Management LP (“KCMLP”)
Fred Knoll (“Knoll”)
Europa International, Inc. (“Europa”)

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address for each of KCMLP, Knoll and Europa is 1114 Avenue of the Americas, 45th Floor, New York, New York 10036.

Item 2(c).	Citizenship

KCMLP is a limited partnership formed and existing under the laws of the State of Delaware.
Knoll is a citizen of the United States.
Europa is a company organized under the laws of the British Virgin Islands.

Item 2(d).	Title of Class of Securities

This statement on Schedule 13G is being filed with respect to Common Stock, $0.0001 par value per share (the “Common Stock”) of the Issuer.

Item 2(e).	CUSIP Number

44919F 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

CUSIP No. 44919F 10 4	13G	Page 6 of 8 Pages

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of the date of this filing:

Europa directly owns 3,623,565 shares of the Issuer’s Common Stock.

Each of KCMLP and Knoll beneficially own 3,832,849 shares of the Issuer’s Common Stock, consisting of (i) 3,623,565 shares of the Issuer’s Common Stock owned by Europa; and (ii) 209,284 shares of the Issuer’s Common Stock owned by Knoll Special Opportunities Fund II Master Fund, Ltd. (the “Knoll Fund”). KCMLP is the investment manager of Europa and a manager of KOM Capital Management, LLC (“KOM”), the investment manager of the Knoll Fund.  Knoll is the President of KCMLP.

(b)	Percent of class:

As of the date hereof (taking into consideration that 182,029,048 shares of the Issuer’s Common Stock are issued and outstanding as reported in the Issuer’s 10-Q for the quarter ended September 30, 2010 filed with the Securities and Exchange Commission on November 18, 2010):

The 3,623,565 shares of the Issuer’s Common Stock beneficially owned by Europa constitute 2.0% of the Issuer’s Common Stock  outstanding.

The 3,832,849 shares of the Issuer’s Common Stock beneficially owned by each of KCMLP and Knoll constitute 2.1% of the Issuer’s Common Stock outstanding.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote:

KCMLP, Knoll and Europa share the power to vote or direct the vote of those shares of the Issuer’s Common Stock owned by Europa, and  KCMLP, KOM, Knoll and the Knoll Fund share the power to vote or direct the vote of those shares of the Issuer’s Common Stock owned and the Knoll Fund.

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of:

KCMLP, Knoll and Europa share the power to dispose of or direct the disposition of those shares of the Issuer’s Common Stock owned by Europa, and  KCMLP, KOM, Knoll and the Knoll Fund share the power to dispose of or direct the disposition of those shares of the Issuer’s Common Stock owned and the Knoll Fund.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [X].

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

As set forth in Item 4(a), shares of Common Stock covered by this Schedule 13G are owned by persons other than Europa, KCMLP and Knoll, none of whom, holds five percent or more of the securities reported herein.

CUSIP No. 44919F 10 4	13G	Page 7 of 8 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2011	EUROPA INTERNATIONAL, INC.
	By:	Knoll Capital Management, LP
	By:	/s/ Fred Knoll
	Name:	Fred Knoll
	Title:	President

Dated: February 7, 2011	KNOLL CAPITAL MANAGEMENT, LP

	By:	/s/ Fred Knoll
	Name:	Fred Knoll
	Title:	President

Dated: February 7, 2011	By:	/s/ Fred Knoll
Fred Knoll

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 44919F 10 4	13G	Page 8 of 8 Pages

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely fling of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: February 7, 2011	EUROPA INTERNATIONAL, INC.
	By:	Knoll Capital Management, LP
	By:	/s/ Fred Knoll
	Name:	Fred Knoll
	Title:	President

Dated: February 7, 2011	KNOLL CAPITAL MANAGEMENT, LP

	By:	/s/ Fred Knoll
	Name:	Fred Knoll
	Title:	President

Dated: February 7, 2011	By:	/s/ Fred Knoll
Fred Knoll